Exhibit 99.1

Dreamland Limited

(incorporated in the Cayman Islands with limited liability) (NASDAQ: TDIC)

Office No. 5, 17/F., PeakCastle,

No. 476 Castle Peak Road,

Cheung Sha Wan, Kowloon,

Hong Kong

March 20, 2026

Dear Shareholders:

You are cordially invited to attend the Extraordinary General Meeting of Dreamland Limited (the “EGM”) to be held at Office No. 5, 17/F., PeakCastle, No. 476 Castle Peak Road, Cheung Sha Wan, Kowloon, Hong Kong on April 1, 2026, at 10 a.m. Hong Kong Time (March 31, 2026 at 10 p.m. U.S. Eastern Time). The matters to be acted upon at the EGM are set forth and described in the EGM Notice and Proxy Statement, which are attached hereto. We request that you read all of them carefully.

We hope that you will attend the EGM. Whether or not you expect to attend the EGM in person, we urge you to sign, date and return the enclosed Proxy Card in the enclosed postage prepaid envelope (if mailed in the United States) as promptly as possible in accordance with the instructions printed on it, not less than 48 hours before the time appointed for holding the EGM or adjourned or postponed EGM in accordance with the currently effective memorandum and articles of association. You may, of course, attend the EGM and vote in person even if you have signed and returned your Proxy Card to us and in such event, the Proxy Card shall be deemed to be revoked.

Sincerely,

/s/ Seto Wai Yue
Seto Wai Yue
Director and Chief Executive Officer

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DREAMLAND LIMITED

(a Cayman Islands exempted company with limited liability) (NASDAQ: TDIC)

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT the extraordinary general meeting of shareholders (the “2026 Extraordinary Meeting” or “Extraordinary Meeting”) of Dreamland Limited (the “Company”) will be held at Office No. 5, 17/F., PeakCastle, No. 476 Castle Peak Road, Cheung Sha Wan, Kowloon, Hong Kong on April 1, 2026 at 10 a.m. Hong Kong time (March 31, 2026 at 10 p.m. U.S. Eastern Time).

The 2026 Extraordinary Meeting will have the following proposal for considering and voting:

Item		Board Vote Recommendation
1.	RESOLVED AS AN ORDINARY RESOLUTION THAT:	FOR
i)

the consolidation of each of the issued and unissued class A ordinary shares with a par value of US$0.00001 each (“Class A Ordinary Shares”) and class B ordinary shares with a par value of US$0.00001 each (“Class B Ordinary Shares”, together with the Class A Ordinary Shares, the “Ordinary Shares”) at a ratio of one (1)-for-five (5) (the “Initial Consolidation”) be and is hereby approved such that (i) every 5 existing authorised issued and unissued Class A Ordinary Shares with par value US$0.00001 each be consolidated into 1 Class A Ordinary Share with par value US$0.00005 each, and (ii) every 5 existing authorised issued and unissued Class B Ordinary Shares with par value US$0.00001 each be consolidated into 1 Class B Ordinary Share with par value US$0.00005 each, such that following the Initial Consolidation, the authorised share capital of the Company of US$100,000 divided into 10,000,000,000 shares with a par value of US$0.00001 each, comprising (a) 9,500,000,000 Class A Ordinary Shares with a par value of US$0.00001 each and (b) 500,000,000 Class B Ordinary Shares with a par value of US$0.00001 each will become the authorised share capital of US$100,000 divided into 2,000,000,000 shares with a par value of US$0.00005 each, comprising (a) 1,900,000,000 class A ordinary shares with a par value of US$0.00005 each and (b) 100,000,000 class B ordinary shares with a par value of US$0.00005 each; and

ii)

the Board be authorized to settle as they consider expedient any difficulty which arises in relation to the Initial Consolidation including, but without prejudice to the generality of the foregoing, in respect of any fractional entitlements to the issued consolidated shares resulting from the Initial Consolidation, (a) capitalizing all or any part of any amount for the time being standing to the credit of any reserve or fund of the Company (including its share premium account and profit and loss account) whether or not the same is available for distribution and applying such sum in paying up unissued shares to be issued to shareholders of the Company to round up any fractions of shares issued to or registered in the name of such shareholders of the Company following or as a result of the Initial Consolidation or (b) arranging for the sale of any Class A Ordinary Shares or Class B Ordinary Shares representing fractions and the distribution of the net proceeds of sale (after deduction of the expenses of such sale) in due proportion amongst the shareholders of the Company who would have been entitled to the fractions, and for this purpose the Board may authorize some persons to transfer the Class A Ordinary Shares or Class B Ordinary Shares representing fractions to the purchaser of such shares (who will not be bound to see to the application of the purchase money) or the Company.

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2.		RESOLVED AS AN ORDINARY RESOLUTION THAT:	FOR

i)

the consolidation of (i) each of the issued and unissued class A ordinary shares with a par value of US$0.00005 each (“Consolidated Class A Ordinary Shares”) and (ii) each of the issued and unissued class B ordinary shares with a par value of US$0.00005 (“Consolidated Class B Ordinary Shares”, together with Consolidated Class A Ordinary Shares, the “Consolidated Ordinary Shares”) at a ratio of not less than one (1)-for two (2) and not more than one (1)-for- two hundred and fifty (250) (the “Range”), with the exact ratio to be set at a whole number within the Range and the exact date to be determined by the board of directors of the Company (the “Board”) in its sole discretion by no later than one hundred and eighty (180) days from the date of the 2026 Extraordinary Meeting be and is hereby approved (the “Further Consolidation”);

	ii)	the Board be authorized at its absolute and sole discretion to either (i) implement the Further Consolidation and determine the exact ratio of the Further Consolidation and effective date of such Further Consolidation by no later than one hundred and eighty (180) days from the date of the 2026 Extraordinary Meeting or (ii) elect not to implement the Further Consolidation, and any one director or officer of the Company be and is hereby authorized, for and on behalf of the Company, to do all such other acts or things necessary or desirable to implement, carry out and give effect to the Further Consolidation, if and when deemed advisable by the Board in its sole discretion; and

	iii)	the Board be authorized to settle as they consider expedient any difficulty which arises in relation to the Further Consolidation including, but without prejudice to the generality of the foregoing, in respect of any fractional entitlements to the issued consolidated shares resulting from the Further Consolidation, (a) capitalizing all or any part of any amount for the time being standing to the credit of any reserve or fund of the Company (including its share premium account and profit and loss account) whether or not the same is available for distribution and applying such sum in paying up unissued shares to be issued to shareholders of the Company to round up any fractions of shares issued to or registered in the name of such shareholders of the Company following or as a result of the Further Consolidation or (b) arranging for the sale of any Consolidated Class A Ordinary Shares or Consolidated Class B Ordinary Shares representing fractions and the distribution of the net proceeds of sale (after deduction of the expenses of such sale) in due proportion amongst the shareholders of the Company who would have been entitled to the fractions, and for this purpose the Board may authorize some persons to transfer the Consolidated Class A Ordinary Shares or Consolidated Class B Ordinary Shares representing fractions to the purchaser of such shares (who will not be bound to see to the application of the purchase money) or the Company.

(collectively, the “Share Consolidation” or “Share Consolidation Proposals”, as applicable).

As of the date of this Notice of Extraordinary Meeting of Shareholders (the “Notice”), we have not received notice of any other matters that may be properly presented at the 2026 Extraordinary Meeting.

The Board has fixed the close of business on March 19, 2026 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the 2026 Extraordinary Meeting or any adjournment or postponement thereof. Only holders of Ordinary Shares of the Company on the Record Date are entitled to receive notice of and to vote at the 2026 Extraordinary Meeting or any adjournment or postponement thereof.

In addition to mailing the materials, shareholders may also obtain a copy of the proxy materials, from the Company’s website at https://trendicint.com.

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IF YOU RETURN YOUR PROXY CARD WITHOUT AN INDICATION OF HOW YOU WISH TO VOTE AND YOU APPOINT THE CHAIR OF THE 2026 EXTRAORDINARY MEETING AS YOUR PROXY, YOUR SHARES WILL BE VOTED “FOR” THE PROPOSAL LISTED ABOVE. IF YOU RETURN YOUR PROXY CARD WITHOUT AN INDICATION OF WHO YOU WISH TO APPOINT AS YOUR PROXY, THE CHAIR OF THE 2026 EXTRAORDINARY MEETING WILL BE APPOINTED AS YOUR PROXY.

We are providing this Notice and the accompanying proxy card to our shareholders in connection with the solicitation of proxies to be voted at the 2026 Extraordinary Meeting and at any adjournments or postponements of the 2026 Extraordinary Meeting.

We cordially invite all holders of our Ordinary Shares to attend the 2026 Extraordinary Meeting. However, holders of Ordinary Shares entitled to attend and vote are entitled to appoint a proxy to attend and vote instead of such holders. A proxy need not be a shareholder of the Company. If you are a holder of Ordinary Shares and whether or not you expect to attend the 2026 Extraordinary Meeting in person, please mark, date, sign and return the enclosed form of proxy as promptly as possible to ensure your representation and the presence of a quorum at the 2026 Extraordinary Meeting. If you send in your form of proxy and then decide to attend the 2026 Extraordinary Meeting to vote your Ordinary Shares in person, you may still do so. Your proxy is revocable in accordance with the procedures set forth in the Notice. Whether or not you plan to attend the 2026 Extraordinary Meeting, we urge you to read this Notice carefully and to vote your shares. Your vote is very important. If you are a registered shareholder, please vote your shares as soon as possible by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided. If you hold your shares in “street name” through a bank, broker or other nominee, you will need to follow the instructions provided to you by your bank, broker or other nominee to ensure that your shares are represented and voted at the 2026 Extraordinary Meeting. If you sign, date and return your proxy card without indicating how you wish to vote, your proxy will be voted FOR the proposal to be considered at the 2026 Extraordinary Meeting.

I want to thank all of our shareholders as we look forward to what we believe will be an exciting future for our business.

By Order of the Board of Directors,

/s/ Seto Wai Yue
Seto Wai Yue
Director and Chief Executive Officer

March 20, 2026

IT IS IMPORTANT THAT YOU VOTE, SIGN AND RETURN

THE ACCOMPANYING PROXY CARD AS SOON AS POSSIBLE

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DREAMLAND LIMITED

2026 EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

to be held on April 1, 2026, at 10 a.m. Hong Kong Time (March 31, 2026 at 10 p.m. U.S. Eastern Time)

PROXY STATEMENT

The Board of Directors of Dreamland Limited (the “Company”) is soliciting proxies for the extraordinary general meeting of shareholders (the “2026 Extraordinary Meeting”) of the Company to be held at Office No. 5, 17/F., PeakCastle, No. 476 Castle Peak Road, Cheung Sha Wan, Kowloon, Hong Kong on April 1, 2026 at 10 a.m. Hong Kong time (March 31, 2026 at 10 p.m., U.S. Eastern Time). Only holders of the Class A ordinary shares, par value US$0.00001 (the “Class A Ordinary Shares”) and Class B ordinary shares, par value US$0.00001 (the “Class B Ordinary Shares”, together with Class A Ordinary Shares, the “Ordinary Shares”) of the Company at the close of business on March 19, 2026 (the “Record Date”) are entitled to attend and vote at the 2026 Extraordinary Meeting or at any adjournment or postponement thereof. The necessary quorum shall be two (2) Members entitled to vote and present in person or by proxy or (in the case of a Member being a corporation) by its duly authorised representative representing not less than one-third in nominal value of the total issued voting shares in the Company throughout the meeting.

Any shareholder entitled to attend and vote at the 2026 Extraordinary Meeting may appoint a person, including the Chairman as his/her proxy to attend and vote on behalf of him/her. A proxy need not be a shareholder of the Company. On a vote by way of poll, each Company’s Class A Ordinary Shares shall be entitled to one (1) vote on all matters subject to vote at general meetings of the Company and each of the Company’s Class B Ordinary Shares shall be entitled to twelve (12) votes on all matters subject to vote at general meetings of the Company.

A proxy statement describing the matters to be voted upon at the 2026 Extraordinary Meeting along with a proxy card enabling the shareholders to indicate their vote will be mailed on or about March 23, 2026, to all shareholders entitled to vote at the 2026 Extraordinary Meeting. Such proxy statement will also be furnished to the U.S. Securities and Exchange Commission, or the SEC, under cover of Form 6-K. If you plan to attend the 2026 Extraordinary Meeting and your shares are not registered in your own name, please ask your broker, bank or other nominee that holds your shares to provide you with evidence of your share ownership. Such proof of share ownership will be required to gain admission to the 2026 Extraordinary Meeting.

Whether or not you plan to attend the 2026 Extraordinary Meeting, it is important that your shares be represented and voted at the 2026 Extraordinary Meeting. Accordingly, after reading the Notice and accompanying proxy statement, please complete, sign, date, and mail the enclosed proxy card in the envelope provided in accordance with the instructions on your proxy card. The proxy card must be received by the Company’s transfer agent no later than 09:59 p.m. EST on March 29, 2026 to be validly included in the tally of shares voted at the 2026 Extraordinary Meeting. Detailed proxy voting instructions are provided both in the proxy statement and on the proxy card.

QUESTIONS AND ANSWERS ABOUT

THE 2026 EXTRAORDINARY GENERAL MEETING, THE PROXY MATERIALS AND

VOTING YOUR SHARES

WHY AM I RECEIVING THESE MATERIALS?

This proxy statement (the “Proxy Statement”) describes the proposals on which our Board would like you, as a shareholder, to vote at the 2026 Extraordinary Meeting, which will take place on April 1, 2026, at 10 a.m. Hong Kong Time (March 31, 2026 at 10 p.m., U.S. Eastern Time), at Office No. 5, 17/F., PeakCastle, No. 476 Castle Peak Road, Cheung Sha Wan, Kowloon, Hong Kong.

Our Board has delivered the Proxy Materials to you in connection with the solicitation of proxies for use at the 2026 Extraordinary Meeting. As a shareholder, you are invited to attend the 2026 Extraordinary Meeting and are requested to vote on the items of business described in this Proxy Statement.

Your vote is important. You are encouraged to submit your Proxy Card as soon as possible after carefully reviewing this Proxy Statement.

In this Proxy Statement, we refer to Dreamland Limited as the “Company”, “we”, “us” or “our.”

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WHO CAN VOTE AT THE 2026 EXTRAORDINARY MEETING?

Shareholders of record at the close of business on March 19, 2026 the date established by the Board for determining the shareholders entitled to vote at our 2026 Extraordinary Meeting (the “Record Date”), are entitled to vote at the 2026 Extraordinary Meeting.

On the Record Date, 36,000,000 shares of our Class A Ordinary Shares (representing 36,000,000 votes) and 1,000,000 shares of our Class B Ordinary Shares (representing 12,000,000 votes) were issued and outstanding and are entitled to vote at the 2026 Extraordinary Meeting. Holders of Class A Ordinary Shares and Class B Ordinary Shares will vote together as a single class on the proposal to be voted on at the 2026 Extraordinary Meeting.

On a vote by way of poll, each Class A Ordinary Shares shall be entitled to one (1) vote on all matters subject to vote at general meetings of the Company. Each Class B Ordinary Shares shall be entitled to twelve (12) votes on all matters subject to vote at general meetings of the Company.

WHAT IS A PROXY?

Our Board is soliciting your vote at the 2026 Extraordinary Meeting. You may vote by proxy as explained in this Proxy Statement. A proxy is your formal legal designation of another person to vote the shares you own. That other person is called a proxy. If you designate someone as your proxy in a written document, that document also is called a proxy or a proxy card.

The card enables you to appoint Seto Wai Yue, the Chief Executive Officer of the Company, or the Chairperson of the meeting, as your proxy to represent you at the 2026 Extraordinary Meeting. By completing and returning the Proxy Card, you are authorizing this representative to vote your shares at the 2026 Extraordinary Meeting in accordance with your instructions on the Proxy Card. Even if you plan to attend the 2026 Extraordinary Meeting, it is strongly recommended to complete and return your Proxy Card before the date of the 2026 Extraordinary Meeting just in case your plans change. If a proposal comes up for vote at the 2026 Extraordinary Meeting that is not on the Proxy Card, the proxies will vote your shares, under your proxy, according to their best judgment. Delivery of a Proxy Card shall not preclude a shareholder from attending and voting at the meeting convened and in such event, the Proxy Card shall be deemed to be revoked.

WHAT PROPOSAL WILL BE VOTED ON AT THE 2026 EXTRAORDINARY MEETING?

There is a proposal that will be voted on at the 2026 Extraordinary Meeting:

1.	RESOLVED AS AN ORDINARY RESOLUTION THAT:

i)	the consolidation of each of the issued and unissued class A ordinary shares with a par value of US$0.00001 each (“Class A Ordinary Shares”) and class B ordinary shares with a par value of US$0.00001 each (“Class B Ordinary Shares”, together with the Class A Ordinary Shares, the “Ordinary Shares”) at a ratio of one (1)-for-five (5) (the “Initial Consolidation”) be and is hereby approved such that (i) every 5 existing authorised issued and unissued Class A Ordinary Shares with par value US$0.00001 each be consolidated into 1 Class A Ordinary Share with par value US$0.00005 each, and (ii) every 5 existing authorised issued and unissued Class B Ordinary Shares with par value US$0.00001 each be consolidated into 1 Class B Ordinary Share with par value US$0.00005 each, such that following the Initial Consolidation, the authorised share capital of the Company of US$100,000 divided into 10,000,000,000 shares with a par value of US$0.00001 each, comprising (a) 9,500,000,000 Class A Ordinary Shares with a par value of US$0.00001 each and (b) 500,000,000 Class B Ordinary Shares with a par value of US$0.00001 each will become the authorised share capital of US$100,000 divided into 2,000,000,000 shares with a par value of US$0.00005 each, comprising (a) 1,900,000,000 class A ordinary shares with a par value of US$0.00005 each and (b) 100,000,000 class B ordinary shares with a par value of US$0.00005 each; and

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ii)	the Board be authorized to settle as they consider expedient any difficulty which arises in relation to the Initial Consolidation including, but without prejudice to the generality of the foregoing, in respect of any fractional entitlements to the issued consolidated shares resulting from the Initial Consolidation, (a) capitalizing all or any part of any amount for the time being standing to the credit of any reserve or fund of the Company (including its share premium account and profit and loss account) whether or not the same is available for distribution and applying such sum in paying up unissued shares to be issued to shareholders of the Company to round up any fractions of shares issued to or registered in the name of such shareholders of the Company following or as a result of the Initial Consolidation or (b) arranging for the sale of any Class A Ordinary Shares or Class B Ordinary Shares representing fractions and the distribution of the net proceeds of sale (after deduction of the expenses of such sale) in due proportion amongst the shareholders of the Company who would have been entitled to the fractions, and for this purpose the Board may authorize some persons to transfer the Class A Ordinary Shares or Class B Ordinary Shares representing fractions to the purchaser of such shares (who will not be bound to see to the application of the purchase money) or the Company.

2.	RESOLVED AS AN ORDINARY RESOLUTION THAT:
i)

the consolidation of (i) each of the issued and unissued class A ordinary shares with a par value of US$0.00005 each (“Consolidated Class A Ordinary Shares”) and (ii) each of the issued and unissued class B ordinary shares with a par value of US$0.00005 (“Consolidated Class B Ordinary Shares”, together with Consolidated Class A Ordinary Shares, the “Consolidated Ordinary Shares”) at a ratio of not less than one (1)-for two (2) and not more than one (1)-for- two hundred and fifty (250) (the “Range”), with the exact ratio to be set at a whole number within the Range and the exact date to be determined by the board of directors of the Company (the “Board”) in its sole discretion by no later than one hundred and eighty (180) days from the date of the 2026 Extraordinary Meeting be and is hereby approved (the “Further Consolidation”);

ii)

the Board be authorized at its absolute and sole discretion to either (i) implement the Further Consolidation and determine the exact ratio of the Further Consolidation and effective date of such Further Consolidation by no later than one hundred and eighty (180) days from the date of the 2026 Extraordinary Meeting or (ii) elect not to implement the Further Consolidation, and any one director or officer of the Company be and is hereby authorized, for and on behalf of the Company, to do all such other acts or things necessary or desirable to implement, carry out and give effect to the Further Consolidation, if and when deemed advisable by the Board in its sole discretion; and

iii)	the Board be authorized to settle as they consider expedient any difficulty which arises in relation to the Further Consolidation including, but without prejudice to the generality of the foregoing, in respect of any fractional entitlements to the issued consolidated shares resulting from the Further Consolidation, (a) capitalizing all or any part of any amount for the time being standing to the credit of any reserve or fund of the Company (including its share premium account and profit and loss account) whether or not the same is available for distribution and applying such sum in paying up unissued shares to be issued to shareholders of the Company to round up any fractions of shares issued to or registered in the name of such shareholders of the Company following or as a result of the Further Consolidation or (b) arranging for the sale of any Consolidated Class A Ordinary Shares or Consolidated Class B Ordinary Shares representing fractions and the distribution of the net proceeds of sale (after deduction of the expenses of such sale) in due proportion amongst the shareholders of the Company who would have been entitled to the fractions, and for this purpose the Board may authorize some persons to transfer the Consolidated Class A Ordinary Shares or Consolidated Class B Ordinary Shares representing fractions to the purchaser of such shares (who will not be bound to see to the application of the purchase money) or the Company.

(collectively, the “Share Consolidation” or “Share Consolidation Proposals”, as applicable).

We may also transact such other business as may properly come before the 2026 Extraordinary Meeting.

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HOW DOES THE BOARD RECOMMEND I VOTE?

Our Board unanimously recommends a vote “FOR” the Share Consolidation Proposals.

WHAT HAPPENS IF ADDITIONAL MATTERS ARE PRESENTED AT THE 2026 EXTRAORDINARY MEETING?

If any other matters are properly presented for consideration at the 2026 Extraordinary Meeting, including, among other things, consideration of a motion to adjourn or postpone the 2026 Extraordinary Meeting to another time or place (including, without limitation, for the purpose of soliciting additional proxies), the persons named as proxy holders will have discretion to vote on those matters in accordance with their best judgment, unless you direct them otherwise in your proxy instructions. We do not currently anticipate that any other matters will be raised at the 2026 Extraordinary Meeting.

WHAT CONSTITUTES A QUORUM?

The necessary quorum shall be two (2) Members entitled to vote and present in person or by proxy or (in the case of a Member being a corporation) by its duly authorised representative representing not less than one-third in nominal value of the total issued voting shares in the Company throughout the meeting.

If such shareholders are not present in person or by timely and properly submitted proxies to constitute a quorum, the 2026 Extraordinary Meeting may be adjourned or postponed to such time and place determined by the Board. Both abstentions and broker non-votes are counted as present for the purpose of determining the presence of a quorum.

WHAT IS THE DIFFERENCE BETWEEN BEING A “SHAREHOLDER OF RECORD” AND A “BENEFICIAL OWNER” HOLDING SHARES IN STREET NAME?

Shareholder of Record: You are a “shareholder of record” if your shares are registered directly in your name with our transfer agent, Transhare Corporation. The Proxy Materials are sent directly to a shareholder of record.

Beneficial Owner: If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the “beneficial owner” of shares held in “street name” and your bank or other nominee is considered the shareholder of record. Your bank or other nominee forwarded the Proxy Materials to you. As the beneficial owner, you have the right to direct your bank or other nominee how to vote your shares by completing a voting instruction form. Because a beneficial owner is not the shareholder of record, you are invited to attend the 2026 Extraordinary Meeting, but you may not vote these shares in person at the 2026 Extraordinary Meeting unless you obtain a “legal proxy” from the bank or other nominee that holds your shares, giving you the right to vote the shares at the 2026 Extraordinary Meeting.

HOW DO I VOTE?

Shareholders of record can vote their shares in person by attending the 2026 Extraordinary Meeting in person, or by mail, by completing, signing and mailing your proxy card. You may submit your proxy by mail by completing, signing and dating your proxy card and returning it in the enclosed, postage-paid and addressed envelope. The proxy card must be received by the Company’s transfer agent no later than 09:59 p.m. EST on March 29, 2026 to be validly included in the tally of shares voted at the 2026 Extraordinary Meeting.

If you are a beneficial owner whose Class A Ordinary Shares or Class B Ordinary Shares are held in “street name” (i.e. through a bank, broker or other nominee), you will receive voting instructions from the institution holding your shares. The methods of voting will depend upon the institution’s voting processes, including voting via the telephone or the Internet. Please contact the institution holding your Class A Ordinary Shares or Class B Ordinary Shares for more information.

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IF I PLAN ON ATTENDING THE 2026 EXTRAORDINARY MEETING, SHOULD I RETURN MY PROXY CARD?

Yes. Whether or not you plan to attend the 2026 Extraordinary Meeting, after carefully reading and considering the information contained in this Proxy Statement, please complete and sign your Proxy Card. Then return the Proxy Card in the pre-addressed, postage-paid envelope provided herewith as soon as possible so your shares may be represented at the 2026 Extraordinary Meeting. Delivery of a Proxy Card shall not preclude a Member from attending and voting at the meeting convened and in such event, the Proxy Card shall be deemed to be revoked.

WHAT DOES IT MEAN IF I RECEIVE MORE THAN ONE PROXY CARD?

It means that your Class A Ordinary Shares or Class B Ordinary Shares are registered differently or you have multiple accounts. Please vote all of these shares separately to ensure all of the shares you hold are voted.

WHAT IF I DO NOT SPECIFY HOW MY SHARES ARE TO BE VOTED?

Shareholders of Record: If you are a shareholder of record and you properly submit your proxy but do not give voting instructions, the persons named as proxies will vote your shares as follows:

●	“FOR”

RESOLVED AS AN ORDINARY RESOLUTION THAT:

i)	the consolidation of each of the issued and unissued class A ordinary shares with a par value of US$0.00001 each (“Class A Ordinary Shares”) and class B ordinary shares with a par value of US$0.00001 each (“Class B Ordinary Shares”, together with Class A Ordinary Shares, the “Ordinary Shares”) at a ratio of one (1)-for-five (5) (the “Initial Consolidation”) be and is hereby approved such that (i) every 5 existing authorised issued and unissued Class A Ordinary Shares with par value US$0.00001 each be consolidated into 1 Class A Ordinary Share with par value US$0.00005 each, and (ii) every 5 existing authorised issued and unissued Class B Ordinary Shares with par value US$0.00001 each be consolidated into 1 Class B Ordinary Share with par value US$0.00005 each, such that following the Initial Consolidation, the authorised share capital of the Company of US$100,000 divided into 10,000,000,000 shares with a par value of US$0.00001 each, comprising (a) 9,500,000,000 Class A Ordinary Shares with a par value of US$0.00001 each and (b) 500,000,000 Class B Ordinary Shares with a par value of US$0.00001 each will become the authorised share capital of US$100,000 divided into 2,000,000,000 shares with a par value of US$0.00005 each, comprising (a) 1,900,000,000 class A ordinary shares with a par value of US$0.00005 each and (b) 100,000,000 class B ordinary shares with a par value of US$0.00005 each; and

ii)

the Board be authorized to settle as they consider expedient any difficulty which arises in relation to the Initial Consolidation including, but without prejudice to the generality of the foregoing, in respect of any fractional entitlements to the issued consolidated shares resulting from the Initial Consolidation, (a) capitalizing all or any part of any amount for the time being standing to the credit of any reserve or fund of the Company (including its share premium account and profit and loss account) whether or not the same is available for distribution and applying such sum in paying up unissued shares to be issued to shareholders of the Company to round up any fractions of shares issued to or registered in the name of such shareholders of the Company following or as a result of the Initial Consolidation or (b) arranging for the sale of any Class A Ordinary Shares or Class B Ordinary Shares representing fractions and the distribution of the net proceeds of sale (after deduction of the expenses of such sale) in due proportion amongst the shareholders of the Company who would have been entitled to the fractions, and for this purpose the Board may authorize some persons to transfer the Class A Ordinary Shares or Class B Ordinary Shares representing fractions to the purchaser of such shares (who will not be bound to see to the application of the purchase money) or the Company;

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RESOLVED AS AN ORDINARY RESOLUTION THAT:

i)	the consolidation of (i) each of the issued and unissued class A ordinary shares with a par value of US$0.00005 each (“Consolidated Class A Ordinary Shares”) and (ii) each of the issued and unissued class B ordinary shares with a par value of US$0.00005 (“Consolidated Class B Ordinary Shares”, together with Consolidated Class A Ordinary Shares, the “Consolidated Ordinary Shares”) at a ratio of not less than one (1)-for two (2) and not more than one (1)-for- two hundred and fifty (250) (the “Range”), with the exact ratio to be set at a whole number within the Range and the exact date to be determined by the board of directors of the Company (the “Board”) in its sole discretion by no later than one hundred and eighty (180) days from the date of the 2026 Extraordinary Meeting be and is hereby approved (the “Further Consolidation”);

ii)

the Board be authorized at its absolute and sole discretion to either (i) implement the Further Consolidation and determine the exact ratio of the Further Consolidation and effective date of such Further Consolidation by no later than one hundred and eighty (180) days from the date of the 2026 Extraordinary Meeting or (ii) elect not to implement the Further Consolidation, and any one director or officer of the Company be and is hereby authorized, for and on behalf of the Company, to do all such other acts or things necessary or desirable to implement, carry out and give effect to the Further Consolidation, if and when deemed advisable by the Board in its sole discretion; and

iii)	the Board be authorized to settle as they consider expedient any difficulty which arises in relation to the Further Consolidation including, but without prejudice to the generality of the foregoing, in respect of any fractional entitlements to the issued consolidated shares resulting from the Further Consolidation, (a) capitalizing all or any part of any amount for the time being standing to the credit of any reserve or fund of the Company (including its share premium account and profit and loss account) whether or not the same is available for distribution and applying such sum in paying up unissued shares to be issued to shareholders of the Company to round up any fractions of shares issued to or registered in the name of such shareholders of the Company following or as a result of the Further Consolidation or (b) arranging for the sale of any Consolidated Class A Ordinary Shares or Consolidated Class B Ordinary Shares representing fractions and the distribution of the net proceeds of sale (after deduction of the expenses of such sale) in due proportion amongst the shareholders of the Company who would have been entitled to the fractions, and for this purpose the Board may authorize some persons to transfer the Consolidated Class A Ordinary Shares or Consolidated Class B Ordinary Shares representing fractions to the purchaser of such shares (who will not be bound to see to the application of the purchase money) or the Company

(collectively, the “Share Consolidation” or “Share Consolidation Proposals”, as applicable).

Beneficial Owners: If you are a beneficial owner whose Class A Ordinary Shares or Class B Ordinary Shares are held in “street name” (i.e. through a bank, broker or other nominee) and you do not give voting instructions to your bank, broker or other nominee, your bank, broker or other nominee may exercise discretionary authority to vote on matters that the NASDAQ determines to be “routine.” Your bank, broker or other nominee is not allowed to vote your shares on “non-routine” matters, and this will result in a “broker non-vote” on that non-routine matter, but the shares will be counted for purposes of determining whether a quorum exists. However, we cannot be certain whether this will be treated as a routine matter since our Proxy Statement is prepared in compliance with the laws of Cayman Islands rather than the rules applicable to domestic U.S. reporting companies. We strongly encourage you to submit your voting instructions and exercise your right to vote as a shareholder.

CAN I CHANGE MY VOTE OR REVOKE MY PROXY?

If you are a shareholder of record, you may revoke your proxy at any time prior to the vote at the 2026 Extraordinary Meeting. If you submitted your proxy by mail, you must file with the Corporate Secretary of the Company a written notice of revocation or deliver, prior to the vote at the 2026 Extraordinary Meeting, a valid, later-dated proxy. Delivery of an instrument appointing a proxy shall not preclude a Member from attending and voting at the meeting convened and in such event, the instrument appointing a proxy shall be deemed to be revoked. If you are a beneficial owner whose Class A Ordinary Shares or Class B Ordinary Shares are held through a bank, broker or other nominee, you may change your vote by submitting new voting instructions to your bank, broker or other nominee, or, if you have obtained a legal proxy from your bank, broker or other nominee giving you the right to vote your shares, by attending the 2026 Extraordinary Meeting and voting in person.

For purposes of submitting your vote, you may change your vote until 09:59 p.m. EST on March 29, 2026. After this deadline, the last vote submitted will be the vote that is counted.

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HOW WILL THE PROXIES BE SOLICITED AND WHO WILL BEAR THE COSTS?

We will pay the cost of soliciting proxies for the 2026 Extraordinary Meeting. Proxies may be solicited by our directors, executive officers, and employees, without additional compensation, in person or by mail, courier, telephone, email or facsimile. We may also make arrangements with brokerage houses and other custodians, nominees and fiduciaries for the forwarding of solicitation material to the beneficial owners of shares held of record by such persons. We may reimburse such brokerage houses and other custodians, nominees and fiduciaries for reasonable out-of-pocket expenses incurred by them in connection therewith.

WHO WILL COUNT THE VOTES AND HOW CAN I FIND THE VOTING RESULTS OF THE 2026 EXTRAORDINARY MEETING?

We plan to announce preliminary voting results at the 2026 Extraordinary Meeting, and we will report the final results in a Current Report on Form 6-K, which we will file with the SEC shortly after the 2026 Extraordinary Meeting.

WHAT VOTE IS REQUIRED TO APPROVE THE PROPOSAL?

The affirmative vote of a simple majority of votes cast by such Members as, being entitled so to do, vote in person or, in the case of any Member being a corporation, by its duly authorised representative or by proxy at the 2026 Extraordinary Meeting is required for the Share Consolidation Proposals.

WHAT ARE ABSTENTIONS AND BROKER NON-VOTES AND HOW WILL THEY BE TREATED?

An “abstention” occurs when a shareholder chooses to abstain or refrain from voting their shares on one or more matters presented for a vote. For the purpose of determining the presence of a quorum, abstentions are counted as present.

Abstentions will have no effect on the outcome of any proposal.

A “broker non-vote” occurs when a bank, broker or other holder of record holding shares for a beneficial owner attends the 2026 Extraordinary Meeting in person or by proxy but does not vote on a particular proposal because that holder does not have discretionary authority to vote on that particular item and has not received instructions from the beneficial owner.

Broker non-votes will have no effect on the outcome of any proposal.

WHAT DO I NEED TO DO TO ATTEND THE 2026 EXTRAORDINARY MEETING?

If you plan to attend the 2026 Extraordinary Meeting in person, you will need to bring proof of your ownership of shares, such as your proxy card or transfer agent statement and present an acceptable form of photo identification such as a passport or driver’s license. Cameras, recording devices and other electronic devices will not be permitted at the 2026 Extraordinary Meeting.

If you are a beneficial owner holding shares in “street name” through a bank, broker or other nominee and you would like to attend the 2026 Extraordinary Meeting, you will need to bring an account statement or other acceptable evidence of ownership of shares as of the close of business March 19, 2026. In order to vote at the 2026 Extraordinary Meeting, you must contact your bank, broker or other nominee in whose name your shares are registered and obtain a legal proxy from your bank, broker or other nominee and bring it to the 2026 Extraordinary Meeting.

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WHERE CAN I GET A COPY OF THE PROXY MATERIALS?

The proxy card and the Notice are available on our Company’s website at https://trendicint.com/. The contents of that website are not a part of this Proxy Statement.

IS MY VOTE KEPT CONFIDENTIAL?

Proxies, ballots and voting tabulations identifying Shareholders are kept confidential and will not be disclosed, except as may be necessary to meet legal requirements.

WHO CAN HELP ANSWER MY QUESTIONS?

You can contact the investors relation team of the Company at + 852 5628 6281 or by sending a letter to the offices of the Company at Office No. 5, 17/F., PeakCastle, No. 476 Castle Peak Road, Cheung Sha Wan, Kowloon, Hong Kong or email at info@trendicint.com with any questions about proposals described in this Proxy Statement or how to execute your vote.

PROPOSAL

SHARE CONSOLIDATION

General

Our Board has determined that it is advisable and in the best interests of the Company and its shareholders, to approve the Share Consolidation. The Share Consolidation must be passed by an ordinary resolution of the shareholders which requires the affirmative vote of a simple majority of votes cast by such Members as, being entitled so to do, vote in person or, in the case of any Member being a corporation, by its duly authorised representative or by proxy at the 2026 Extraordinary Meeting.

The Share Consolidation will be implemented simultaneously for all shares of the Company. The Share Consolidation will affect all shareholders uniformly and will have no effect on the proportionate holdings of any individual shareholder, with the exception of adjustments related to the treatment of fractional shares (see below).

Registration and Trading of our Class A Ordinary Shares

The Share Consolidation will not affect our obligation to publicly file financial and other information with the U.S. Securities and Exchange Commission (the “SEC”). In connection with the Share Consolidation, our CUSIP number (which is an identifier used by participants in the securities industry to identify our Class A ordinary shares) will change. If and when the Share Consolidation is implemented, the Class A Ordinary Shares will begin trading on a post-split basis on the effective date. The trading price of Class A Ordinary Shares is expected to increase proportionately with the Share Consolidation.

Fractional Shares

The Board may settle as they consider expedient any difficulty which arises in relation to the Share Consolidation including arranging for the sale of any Class A Ordinary Shares or Class B Ordinary Shares representing fractions and the distribution of the net proceeds of sale (after deduction of the expenses of such sale) in due proportion amongst the shareholders of the Company who would have been entitled to the fractions, and for this purpose the Board may authorize some persons to transfer the Class A Ordinary Shares or Class B Ordinary Shares representing fractions to the purchaser of such shares (who will not be bound to see to the application of the purchase money) or the Company.

Reasons for the Share Consolidation

The Board believes the Share Consolidation Proposals, if approved, will provide the Company with the ability to act promptly if the market price of its Class A Ordinary Shares decreases in the future to be less than $1 for a consecutive thirty (30) trading days, including following any potential capital markets transaction. The Board expects that a higher trading price of the Class A Ordinary Shares following a Share Consolidation may help the Company maintain compliance with NASDAQ’s minimum bid price requirement, should such compliance ever become an issue.

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In addition, the Board also believes that the increased market price of our Class A Ordinary Shares expected as a result of implementing the Share Consolidation could improve the marketability and liquidity of our Class A Ordinary Shares and may encourage interest and trading in our Class A Ordinary Shares. The Share Consolidation, if effected, could allow a broader range of institutions to invest in our Class A Ordinary Shares (namely, funds that are prohibited from buying stock whose price is below a certain threshold), potentially increasing the trading volume and liquidity of our Class A Ordinary Shares. The Share Consolidation could help increase analyst and broker interest in the Class A Ordinary Shares, as their policies can discourage them from following or recommending companies with low stock prices. Because of the trading volatility often associated with low-priced stocks, many brokerage houses and institutional investors have internal policies and practices that either prohibit them from investing in low-priced stocks or tend to discourage individual brokers from recommending low-priced stocks to their customers. Some of those policies and practices may make the processing of trades in low-priced stocks economically unattractive to brokers. Additionally, because brokers’ commissions on low-priced stocks generally represent a higher percentage of the stock price than commissions on higher-priced stocks, a low average price per share of our Class A Ordinary Shares can result in individual shareholders paying transaction costs representing a higher percentage of their total share value than would be the case if the share price were higher.

Post Share Consolidation

There were 36,000,000 Class A Ordinary Shares and 1,000,000 Class B Ordinary Shares issued and outstanding as of the Record Date. The following table contains approximate number of issued and outstanding Ordinary Shares immediately following a Further Consolidation at the ratios of 250-1, 50-1 or 2-1, without giving effect to any adjustments for fractional shares.

		Shares Outstanding
	Record Date	Upon Initial Consolidation effective	Ratio of 2-1	Ratio of 50-1	Ratio of 250-1
Class A Ordinary Shares	36,000,000	7,200,000	3,600,000	144,000	28,800
Class B Ordinary Shares	1,000,000	200,000	100,000	4,000	800

The following table contains number of authorized shares of the Company immediately following a Further Consolidation at the ratios of 250-1, 50-1 or 2-1, without giving effect to any adjustments for fractional shares.

		Shares Authorized
	Record Date	Upon Initial Consolidation effective	Ratio of 2-1	Ratio of 50-1	Ratio of 250-1
Class A Ordinary Shares	9,500,000,000	1,900,000,000	950,000,000	38,000,000	7,600,000
Class B Ordinary Shares	500,000,000	100,000,000	50,000,000	2,000,000	400,000

Book-Entry Shares

If the Share Consolidation is effected, shareholders who hold uncertificated shares (i.e., shares held in book-entry form and not represented by a physical share certificate), either as direct or beneficial owners, will have their holdings electronically adjusted automatically by our transfer agent (and, for beneficial owners, by their brokers or banks that hold in “street name” for their benefit, as the case may be) to give effect to the Share Consolidation. Shareholders who hold uncertificated shares as direct owners will be sent a statement of holding from our transfer agent that indicates the number of post-Share Consolidation Ordinary Shares owned in book-entry form.

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Certificated Shares

As soon as practicable after the effective time of the Share Consolidation, shareholders will be notified that the Share Consolidation has been effected. We expect that our transfer agent will act as exchange agent for purposes of implementing the exchange of share certificates. Holders of pre-consolidation Ordinary Shares will be asked to surrender to the exchange agent certificates evidencing pre-consolidation shares in exchange for certificates evidencing post-consolidation Ordinary Shares in accordance with the procedures to be set forth in a letter of transmittal to be sent by us or our exchange agent. No new certificates will be issued to a shareholder until such shareholder has surrendered such shareholder’s outstanding certificate (s) together with the properly completed and executed letter of transmittal to the exchange agent. Any pre-consolidation Ordinary Shares submitted for transfer, whether pursuant to a sale or other disposition, or otherwise, will automatically be exchanged for post-Share Consolidation Ordinary Shares.

SHAREHOLDERS SHOULD NOT DESTROY ANY SHARE CERTIFICATE(S) AND SHOULD NOT SUBMIT ANY CERTIFICATE(S) UNTIL REQUESTED TO DO SO.

Accounting Matters

The Share Consolidation will not affect the Ordinary Shares capital account on our balance sheet. The stated capital component will be reduced proportionately based upon the Share Consolidation and the additional paid-in capital component will be increased with the amount by which the stated capital is reduced. Immediately after the Share Consolidation, the per share net income or loss and net book value of our Ordinary Shares will be increased because there will be fewer shares of Ordinary Shares outstanding. All historic share and per share amounts in our financial statements and related footnotes will be adjusted accordingly for the Share Consolidation.

No Going Private Transaction

Notwithstanding the decrease in the number of outstanding shares following the proposed Share Consolidation, the Board does not intend for this transaction to be the first step in a “going private transaction” within the meaning of Rule 13e-3 of the Exchange Act.

Material United States Federal Income Tax Consequences of the Share Consolidation

Each shareholder should consult its tax advisor as to the particular facts and circumstances which may be unique to such shareholder and also as to any estate, gift, state, local or foreign tax considerations arising out of the Share Consolidation.

Interests of Directors and Executive Officers

Our directors and executive officers have no substantial interests, directly or indirectly, in the matters set forth in this proposal except to the extent of their ownership of shares of our Ordinary Shares.

Resolutions

The resolutions be put to the shareholders to consider and to vote upon at the 2026 Extraordinary Meeting to adopting the Share Consolidation are:

“RESOLVED AS AN ORDINARY RESOLUTION THAT:

i)	the consolidation of each of the issued and unissued class A ordinary shares with a par value of US$0.00001 each (“Class A Ordinary Shares”) and class B ordinary shares with a par value of US$0.00001 each (“Class B Ordinary Shares”, together with the Class A Ordinary Shares, the “Ordinary Shares”) at a ratio of one (1)-for-five (5) (the “Initial Consolidation”) be and is hereby approved such that (i) every 5 existing authorised issued and unissued Class A Ordinary Shares with par value US$0.00001 each be consolidated into 1 Class A Ordinary Share with par value US$0.00005 each, and (ii) every 5 existing authorised issued and unissued Class B Ordinary Shares with par value US$0.00001 each be consolidated into 1 Class B Ordinary Share with par value US$0.00005 each, such that following the Initial Consolidation, the authorised share capital of the Company of US$100,000 divided into 10,000,000,000 shares with a par value of US$0.00001 each, comprising (a) 9,500,000,000 Class A Ordinary Shares with a par value of US$0.00001 each and (b) 500,000,000 Class B Ordinary Shares with a par value of US$0.00001 each will become the authorised share capital of US$100,000 divided into 2,000,000,000 shares with a par value of US$0.00005 each, comprising (a) 1,900,000,000 class A ordinary shares with a par value of US$0.00005 each and (b) 100,000,000 class B ordinary shares with a par value of US$0.00005 each; and

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ii)

the Board be authorized to settle as they consider expedient any difficulty which arises in relation to the Initial Consolidation including, but without prejudice to the generality of the foregoing, in respect of any fractional entitlements to the issued consolidated shares resulting from the Initial Consolidation, (a) capitalizing all or any part of any amount for the time being standing to the credit of any reserve or fund of the Company (including its share premium account and profit and loss account) whether or not the same is available for distribution and applying such sum in paying up unissued shares to be issued to shareholders of the Company to round up any fractions of shares issued to or registered in the name of such shareholders of the Company following or as a result of the Initial Consolidation or (b) arranging for the sale of any Class A Ordinary Shares or Class B Ordinary Shares representing fractions and the distribution of the net proceeds of sale (after deduction of the expenses of such sale) in due proportion amongst the shareholders of the Company who would have been entitled to the fractions, and for this purpose the Board may authorize some persons to transfer the Class A Ordinary Shares or Class B Ordinary Shares representing fractions to the purchaser of such shares (who will not be bound to see to the application of the purchase money) or the Company.

iii)

the consolidation of (i) each of the issued and unissued class A ordinary shares with a par value of US$0.00005 each (“Consolidated Class A Ordinary Shares”) and (ii) each of the issued and unissued class B ordinary shares with a par value of US$0.00005 (“Consolidated Class B Ordinary Shares”, together with Consolidated Class A Ordinary Shares, the “Consolidated Ordinary Shares”) at a ratio of not less than one (1)-for two (2) and not more than one (1)-for- two hundred and fifty (250) (the “Range”), with the exact ratio to be set at a whole number within the Range and the exact date to be determined by the board of directors of the Company (the “Board”) in its sole discretion by no later than one hundred and eighty (180) days from the date of the 2026 Extraordinary Meeting be and is hereby approved (the “Further Consolidation”);

iv)

the Board be authorized at its absolute and sole discretion to either (i) implement the Further Consolidation and determine the exact ratio of the Further Consolidation and effective date of such Further Consolidation by no later than one hundred and eighty (180) days from the date of the 2026 Extraordinary Meeting or (ii) elect not to implement the Further Consolidation, and any one director or officer of the Company be and is hereby authorized, for and on behalf of the Company, to do all such other acts or things necessary or desirable to implement, carry out and give effect to the Further Consolidation, if and when deemed advisable by the Board in its sole discretion; and

v)	the Board be authorized to settle as they consider expedient any difficulty which arises in relation to the Further Consolidation including, but without prejudice to the generality of the foregoing, in respect of any fractional entitlements to the issued consolidated shares resulting from the Further Consolidation, (a) capitalizing all or any part of any amount for the time being standing to the credit of any reserve or fund of the Company (including its share premium account and profit and loss account) whether or not the same is available for distribution and applying such sum in paying up unissued shares to be issued to shareholders of the Company to round up any fractions of shares issued to or registered in the name of such shareholders of the Company following or as a result of the Further Consolidation or (b) arranging for the sale of any Consolidated Class A Ordinary Shares or Consolidated Class B Ordinary Shares representing fractions and the distribution of the net proceeds of sale (after deduction of the expenses of such sale) in due proportion amongst the shareholders of the Company who would have been entitled to the fractions, and for this purpose the Board may authorize some persons to transfer the Consolidated Class A Ordinary Shares or Consolidated Class B Ordinary Shares representing fractions to the purchaser of such shares (who will not be bound to see to the application of the purchase money) or the Company.

(collectively, the “Share Consolidation” or “Share Consolidation Proposals”, as applicable).

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Vote Required and Board Recommendation

If a quorum is present, the affirmative vote of a simple majority of votes cast by such Members as, being entitled so to do, vote in person or, in the case of any Member being a corporation, by its duly authorised representative or by proxy at the 2026 Extraordinary Meeting will be required to approve the Share Consolidation Proposals.

THE BOARD RECOMMENDS A VOTE “FOR” APPROVAL OF THE SHARE CONSOLIDATION PROPOSAL

OTHER MATTERS

The Board is not aware of any other matters to be submitted to the 2026 Extraordinary Meeting. If any other matters properly come before the 2026 Extraordinary Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board may recommend.

By order of the Board of Directors

By:	/s/ Seto Wai Yue
Name:	Seto Wai Yue
Title:	Director and Chief Executive Officer

March 20, 2026

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